Exhibit 99.77C

2013 Annual Shareholder Meeting

The Fund’s 2013 annual meeting of shareholders (“Annual Meeting”) was held on April 18, 2013, for the following purposes:

1.	To elect a Board of seven (7) Directors.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2013.

The following directors were elected under Proposal 1: Robert M. Bilkie, Jr., Phillip J. Hanrahan, Carl A. Holth, Peggy L. Schmeltz, Luke E. Sims, Donald G. Tyler, and Neal F. Zalenko.  Directors Bilkie and Hanrahan were elected for terms expiring at the 2014 Annual Meeting.  Directors Holth and Schmeltz were elected for terms expiring at the 2015 Annual Meeting.  Directors Sims, Tyler, and Zalenko were elected to terms expiring at the 2016 Annual Meeting.  Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2013 calendar year.

Tabulation Report
Proposal 1 – Election of Directors

Directors	Votes For	Votes Withheld
Robert M. Bilkie, Jr.	1,917,790	74,468
Phillip J. Hanrahan	1,875,884	116,374
Carl A. Holth	1,877,112	115,146
Peggy L. Schmeltz	1,922,350	69,909
Luke E. Sims	1,851,727	140,531
Donald G. Tyler	1,898,893	93,366
Neal F. Zalenko	1,894,578	97,681

Proposal 2 –  Selection of Plante & Moran, PLLC

For	Against	Abstain
1,913,127	42,910	31,487

Total shares issued and outstanding on record date: 3,125,124